July 5, 2011

Via Edgar and Facsimile

Mr. Russell Mancuso

Legal Branch Chief

Securities and Exchange Commission – Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	API Technologies Corp.

Post-Effective Amendment No. 6 to Registration Statement on Form S-3

Filed May 20, 2011

File No. 333-136586

Dear Mr. Mancuso:

API Technologies Corp. (“we” or the “Company”) has received your letter dated June 13, 2011. The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided with respect to the Company’s Post-Effective Amendment No. 6 on Form S-3 to Form S-1 filed on May 20, 2011.

Comment: Please provide us your analysis regarding whether you are eligible to conduct this offering on Form S-3.

Response: In connection with the business combination in 2006 between the Company and API Electronics Group Corp. (“API Ontario”), API Nanotronics Sub, Inc. (“API Sub”), a subsidiary of the Company, issued shares (the “exchangeable shares”) exchangeable for the Company’s common shares to certain shareholders of API Ontario. The exchangeable shares were issued in connection with the business combination under a plan of arrangement and were exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended. As a result, the Company was and is only required to register the Company’s common shares issuable upon the exchange of the exchangeable shares, and not the exchangeable shares themselves.

The Company is eligible to use Form S-3 for the issuances of Company common stock upon exchange of the exchangeable shares pursuant to General Instruction I.B.4.(a)(3), which covers securities to be offered “upon the conversion of outstanding convertible securities . . . issued by the issuer of the securities to be offered, or by an affiliate of such issuer.” Because the common shares being registered are issuable upon the conversion of the exchangeable shares, the offering falls within General Instruction I.B.4.(a)(3).

In fact, the Company previously used Form S-3 for this offering (Post-Effective Amendment No. 3 filed on April 9, 2007 converted the original registration statement on Form S-1 to a Form S-3). However, due to a late Form 8-K filing in 2009, the Company converted back to a registration statement on Form S-1 in 2010. The Company now

Mr. Russell Mancuso

Securities and Exchange Commission – Division of Corporation Finance

July 5, 2011

meets all of the eligibility requirements under General Instruction I.A, including without limitation the requirement that it has timely filed all reports required to be filed during the twelve calendar months and any portion of a month preceding the filing of the post-effective amendment, and is therefore converting back to a registration statement on Form S-3.

In addition, we have reviewed precedent in similar exchangeable share transactions in which the registrant used the same structure, including using Form S-3 for the common shares issuable upon exchange of the exchangeable shares. For example, Molson Coors Brewing Company (formerly known as Adolph Coors Company) registered common shares issuable in exchange for exchangeable shares using Form S-3 on November 24, 2004 (SEC Reg. No. 333-120776). The registration statement covered common shares of the registrant to be issued in exchange for exchangeable shares of the registrant’s wholly-owned Canadian subsidiary in connection with a plan of arrangement.

Similarly, on June 7, 2005, Merge Technologies Incorporated used Form S-3 to register common shares issuable upon exchange of exchangeable shares of its Canadian subsidiary originally issued pursuant to a plan of arrangement (SEC Reg. No. 333-125603). Gran Tierra Energy Inc. also registered common shares issuable upon exchange of exchangeable shares of its Canadian subsidiary issued pursuant to a plan of arrangement using Form S-3 on September 9, 2008 (SEC Reg. No. 333-153376).

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate the opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. In addition, if we may be of assistance during the Staff’s review of this letter, please call me directly at (814) 474-4312.

We look forward to your response.

Very Truly Yours,

API Technologies Corp.

/s/ John P. Freeman

John P. Freeman

Chief Financial Officer

cc:	Gabriel Eckstein, SEC Senior Attorney

Mary Beth Breslin, SEC Senior Attorney